FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 20, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒         Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No      ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ MIKHAIL SMIRNOV
Name:	Mikhail Smirnov
Title:	President

Date:      January 20, 2003

MOBILE TELESYSTEMS (MTS) ANNOUNCES

Moscow, Russian Federation—January 20, 2003—Mobile TeleSystems OJSC (“MTS” - NYSE:MBT), the largest mobile cellular operator in Russia and Central and Eastern Europe(1), today announces that a lawsuit has been filed with the Commercial Court in Kiev by a company that claims to be an Ukrtelecom shareholder seeking to prevent the sale to MTS by Ukrtelecom of its interest in UMC.  Specifically, the plaintiff is seeking to invalidate Decision No. 227-r of the Ukrainian Cabinet of Ministers approving the sale by Ukrtelecom of its interest in UMC and directing Ukrtelecom to take all necessary steps to complete such a sale.

(1)   Measured in terms of number of subscribers.

MTS does not intend to purchase any stake in UMC pursuant to any of MTS’ agreements with the current UMC shareholders while this lawsuit is pending.

***

Ukrainian Mobile Communications (or UMC)—is a leading mobile operator in Ukraine offering services to over 1.7 million subscribers. On November 5, 2002, MTS signed agreements with all the existing shareholders of UMC to acquire a 57.7% stake in the company for $194.2 million. According to the agreements, MTS may purchase a 16.3% stake from KPN; 16.3% from Deutsche Telekom, and 25% from Ukrtelecom.  In addition, MTS has entered into a put and call option agreement with TDC for the purchase of its 16.3% stake. The exercise period of the call option is from May 5, 2003 to November 5, 2004 and the put option is exercisable from August 5, 2002, to November 5, 2004 at a minimum price of $55 million. MTS also has a call option agreement with Ukrtelecom to purchase its remaining 26% stake, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million. If all options are exercised MTS would ultimately acquire a 100% stake in UMC.

***

Mobile TeleSystems OJSC (or “MTS”)—is Russia’s largest cellular operator, serving over six million subscribers. MTS, together with its subsidiaries, is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 103.1 million, or 72% of the nation’s population. Today, MTS’ network operates in 48 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Urals, Siberia and Far-Eastern federal districts. MTS operates a joint venture in the Republic of Belarus, which has a total population of ten million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements  to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

***

For further enquiries contact:

Mobile TeleSystems, Moscow
Investor Relations	tel: +7095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

Public Relations	tel.: +7095 737 4530
Kirill Maslentsin	e-mail: mkk@mts.ru

Press Secretary	tel.: +7095 737 4530
Eva Prokofieva	e-mail: evp@mts.ru

Gavin Anderson & Company, London
Halldor Larusson / Yolande Stratford	tel: +44 (0) 20 7554 1400